KILPATRICK TOWNSEND & STOCKTON LLP www.kilpatricktownsend.com

July 26, 2013	Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858 direct dial 202 508 5825 direct fax 202 204 5600 akaslow@kilpatricktownsend.com

By E-Mail and EDGAR

Gus Rodriguez

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Delanco Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-189244
Filed July 18, 2013

Dear Mr. Rodriguez:

On behalf of Delanco Bancorp, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-1 originally filed with the Commission on June 12, 2013 (as amended, the “Registration Statement”) contained in your letter dated July 23, 2013 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 2 marked to show the changes made to the Registration Statement as filed on July 18, 2013.

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments. Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Form S-1

Consolidated Financial Statements of Delanco Bancorp, Inc.

Note 6. Loans, page F-17

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  LOS ANGELES  NEW YORK  RALEIGH  SAN DIEGO  SAN FRANCISCO

SEATTLE  SHANGHAI  SILICON VALLEY  STOCKHOLM  TOKYO  WALNUT CREEK  WASHINGTON  WINSTON-SALEM

Gus Rodriguez

July 26, 2013

1.	Please refer to your response to comment 11 of our July 7, 2013 letter and further disaggregate your non-accruing and accruing TDR’s by loan category. We note the apparent significance of TDR’s to non-performing assets.

Response: The Registration Statement has been revised on page F-24 in response to this comment.

2.	Please refer to the revision made in response to comment 12 of our July 7, 2013, which do not appear to comply with the requirements of the standard set forth therein. For instance, it is not clear from the revisions what restructurings occurred during the period, how the loans were modified and how the modifications were factored into the allowance for loan losses, as required by ASC 310-10-50-33. We also are not able to locate disclosures that respond to the requirements of ASC 310-10-50-34. Please revise accordingly.

Response: The Registration Statement has been revised on pages F-22 and F-25 in response to this comment.

3.	Please revise to provide a roll-forward of real estate owned that includes beginning balance, additions, valuation adjustments, dispositions, gross gains and gross losses and ending balance for each period presented. Include a similar roll-forward for the reserve related to fair value adjustments.

Response: The Registration Statement has been revised on page F-25 in response to this comment.

Note 19. Fair Value Measurement, page F-36

4.	Please refer to your response to comment 13 of our July 9, 2013 letter. The response does not provide persuasive evidence as to why you believe a level 2 classification for impaired loans and real estate owned is appropriate. We believe, due to the significant unobservable inputs used to fair value these assets, that they meet the requirements for level 3 classification. Please revise accordingly. Alternatively, tell us how you determined that the appraisals for your impaired loans and real estate owned represent inputs in active markets for similar assets that would be consistent with a level 2 classification since it does not appear that there is an active market for these assets or that your impaired loans and real estate owned are similar to other impaired loans and real estate owned assets.

Response: The Registration Statement has been revised on page F-37 to classify impaired loans and real estate owned in level 3.

Gus Rodriguez

July 26, 2013

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact the undersigned at (202) 508-5825.

Sincerely,

/s/ Aaron M. Kaslow

Aaron M. Kaslow

cc:	Jessica Livingston, Securities and Exchange Commission
Paul Cline, Securities and Exchange Commission
Joseph J. Bradley, Esq.